UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.O.

JUN 1 - 2006

1086

1-32729



BEST AVAILABLE COPY

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Potlatch Forest Products Corporation Savings Plan For Hourly Employees

(formerly Potlatch Corporation Savings Plan for Hourly Employees)

Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Table of Contents



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm

Potlatch Forest Products Corporation, Plan Administrator
Potlatch Forest Products Corporation Savings Plan
  for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Potlatch Forest Products Corporation Savings Plan for Hourly Employees, formerly the Potlatch Corporation Savings Plan for Hourly Employees, (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

May 10, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

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POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Cash and cash equivalents	$ 16,152	$ 10,711
Investments, at fair value (note 2):		
Shares in registered investment companies:		
Lord Abbett Mid-Cap Value Fund	5,810,472	4,051,803
Artisan Mid-Cap Fund	4,278,099	4,237,511
Royce Total Return Fund	3,960,688	3,067,751
Morgan Stanley Small Company Growth Fund	3,441,047	2,737,014
PIMCO Total Return Fund	2,595,363	2,032,103
Putnam Voyager Fund	19,188,356	20,599,429
Putnam Fund for Growth and Income	10,624,388	11,214,797
George Putnam Fund of Boston	4,604,117	4,766,698
Putnam International Equity Fund	1,826,168	1,207,013
Common and collective trust:		
Putnam S&P 500 Index Fund	4,223,877	4,696,161
Common stock:		
Potlatch Stock Fund	48,265,201	45,415,588
Investments, at cost:		
Participant loans	9,669,764	9,416,266
Investments, at contract value (note 2):		
Common and collective trust:		
Putnam Stable Value Fund	42,461,368	40,147,030
Total investments	160,948,908	153,589,164
Employer contribution receivable	18,528	—
Net assets available for benefits	$ 160,983,588	$ 153,599,875

See accompanying notes to financial statements.

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POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Income on fund transactions:		
Interest income	$ 452,749	$ 424,866
Dividend and other income	4,579,161	5,269,752
	5,031,910	5,694,618
Contributions (note 1):		
Employee	7,866,883	7,607,082
Rollovers	175,456	5,354
Employer	2,278,523	2,192,971
	10,320,862	9,805,407
Transfers from other plans	88,406	348,950
Market value appreciation of assets (note 3)	2,103,240	20,116,872
Total increases	17,544,418	35,965,847
Less distributions, fees, and transfers to other accounts:		
Distributions to participating employees:		
Cash	9,695,938	15,878,185
Market value of shares distributed in settlement of employees' accounts	253,095	365,761
Loan and administrative fees	36,605	33,827
Transfers to other plans	175,067	307,081
Total decreases	10,160,705	16,584,854
Net increase	7,383,713	19,380,993
Net assets available for benefits:		
Beginning of year	153,599,875	134,218,882
End of year	$ 160,983,588	$ 153,599,875

See accompanying notes to financial statements.

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(1) Description of Plan

The following description of the Potlatch Forest Products Corporation Savings Plan for Hourly Employees, formerly the Potlatch Corporation Savings Plan for Hourly Employees, (the Plan) is provided for general information. Participants should refer to the Plan document and the appendix for the appropriate participating unit for a more complete description of the Plan's provisions.

The Plan is sponsored and administered by Potlatch Forest Products Corporation (the Company). The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. During 2005, the Plan changed trustees from Putnam Fiduciary Trust Company to Mercer Trust Company.

Each eligible hourly employee (as defined in the Plan) who elects to participate in the Plan makes deferred contributions, through regular payroll deductions, equal to any whole percentage of monthly earnings, up to the percentage specified in the appendix applicable to the eligible employee's participating unit. Participants can also make rollover contributions representing distributions from other qualified plans, subject to certain restrictions. Participants may direct their contributions to be invested in the shares of a variety of registered investment companies (mutual funds) and common collective investment trusts offered by Putnam Investment Management, Inc. (Putnam) and a Potlatch Stock Fund. Participants can change their investment elections on a daily basis.

The Company makes matching contributions to the Plan on behalf of each plan participant equal to the matching rate (if any) specified in the appendix applicable to the participant's participating unit. Employer matching contributions are invested in the Potlatch Stock Fund. Employer matching contribution accounts may not be diversified into other investments until the participant reaches age 55. Employee and employer contributions are limited by certain restrictions as defined by the IRC.

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon.

A participant's interest in his or her deferred and rollover accounts is fully vested and nonforfeitable at all times. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan, according to the appendix applicable to the participant's participating unit. A participant's matching account will become 100% vested without regard to the participant's years of service if the Plan terminates, if the participant attains age 65 as an employee of the Company or becomes totally and permanently disabled or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year or be used to pay Plan expenses, or a combination thereof. At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $16,200 and $10,700, respectively. During 2005 and 2004, forfeitures totaling approximately $10,800 and $9,800, respectively, were used to pay Plan expenses.

7

Participants may borrow from their fund accounts as provided by the Plan as defined in the Plan documents. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through periodic payroll deductions. Loans outstanding at December 31, 2005 and 2004 bear interest at various rates ranging from 4.0% to 9.5% and mature at various times through April 2020.

On termination of employment, participants can elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an IRA or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions.

Plan expenses are generally paid by the Company except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees are paid by the participant.

During 2005, the Company purchased a lumber mill at Gwinn, Michigan from Louisiana-Pacific Corporation. The new participants, approximately 150, have the options of rolling their accounts into the Plan, per the Plan's rules, or applying their former employer's plan options to their accounts.

During 2004, the Company sold its three oriented stand board (OSB) manufacturing facilities and related assets in Bemidji, Cook and Grand Rapids, Minnesota, to Ainsworth Lumber Company, Ltd. The sale affected approximately 95 participants, who had several options with respect to their accounts in the Plan. These options included rolling their accounts into another employer's plan or an individual IRA, receiving a cash distribution of their accounts or continuing to maintain their accounts in the Plan, subject to certain restrictions.

(2) Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value, except the Putnam Stable Value Fund which is carried at contract value, based on the value of the underlying investments and are expressed in units. The Putnam Stable Value Fund consists primarily of fully benefit-responsive investment contracts and is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield to maturity and crediting interest rate was approximately 4.7% at December 31, 2005. The Potlatch Stock Fund is stated at fair value based on the quoted market price of the underlying shares of stock held at year end. Participant loans are recorded at cost, which approximates fair value.

Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net

assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

The Plan invests in shares of registered investment companies, common and collective trusts and the Potlatch Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investments

The value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2005	**2004**
Potlatch Stock Fund	$ 48,265,201	$ 45,415,588
Putnam Stable Value Fund	42,461,368	40,147,030
Putnam Voyager Fund	19,188,356	20,599,429
Putnam Fund for Growth and Income	10,624,388	11,214,797
Participant loans	9,669,764	9,416,266
	130,209,077	126,793,110
Other investments	30,739,831	26,796,054
	$ 160,948,908	$ 153,589,164

During the years ended December 31, 2005 and 2004, the Plan's investments appreciated (including gains and losses on investments sold during the year and unrealized gains and losses at the end of the year) as follows:

	Years ended December 31	
	2005	**2004**
Shares in registered investment companies	$ 1,422,944	$ 3,968,557
Potlatch Stock Fund	488,670	15,729,793
Common and collective trusts	191,626	418,522
	$ 2,103,240	$ 20,116,872

Information about net assets and significant components of changes in net assets relating to the Potlatch Stock Fund below includes both participant-directed and nonparticipant-directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant-directed for purposes of the following disclosure.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

	December 31	
	2005	2004
Potlatch Stock Fund	$ 48,265,201	45,415,588

Changes in net assets:

	Years ended December 31	
	2005	2004
Contributions	$ 2,867,876	$ 2,793,954
Transfer from (to) participant-directed investments, net	1,433,694	(10,367,660)
Dividends, interest and other income	531,131	2,916,676
Net appreciation	488,670	15,729,793
Benefit payments to participants	(2,427,328)	(4,094,314)
Transfers from (to) other plans, net	(35,872)	7,004
Fees and other	(8,558)	(13,528)
	$ 2,849,613	$ 6,971,925

Potlatch Corporation common stock represented 30% and 30%, respectively, of net assets at December 31, 2005 and 2004. The fair value of Potlatch Corporation common stock at December 31, 2005 and 2004 was $50.98 and $50.58 per share, respectively.

(4) Plan Termination

Although the Plan sponsor expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Plan sponsor reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(5) Related Party Transactions

Certain plan investments are shares of registered investment companies managed by Putnam. Mercer Trust Company, an affiliate of Putnam, is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(6) Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since that date, however management believes that the Plan is designed and continues to operate in compliance with the IRC.

(Continued)

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POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Shares in registered investment companies:		
Lord Abbett Funds	Lord Abbett Mid-Cap Value Fund	$ 5,389,332	$ 5,810,472
Artisan Funds	Artisan Mid-Cap Fund	3,736,972	4,278,099
Royce Funds	Royce Total Return Fund	3,633,229	3,960,688
Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	3,231,331	3,441,047
PIMCO Funds	PIMCO Total Return Fund	2,652,811	2,595,363
* Putnam Investments	Putnam Voyager Fund	22,005,626	19,188,356
* Putnam Investments	Putnam Fund for Growth and Income	10,233,461	10,624,388
* Putnam Investments	George Putnam Fund of Boston	4,423,552	4,604,117
* Putnam Investments	Putnam International Equity Fund	1,564,984	1,826,168
	Common and collective trusts:		
* Putnam Investments	Putnam S&P 500 Index Fund	3,733,636	4,223,877
* Putnam Investments	Putnam Stable Value Fund	42,461,368	42,461,368
	Common stock:		
* Potlatch Corporation	Potlatch Stock Fund	36,959,810	48,265,201
* Plan participants	Participant loans with interest from 4.0% to 9.5% and maturity dates from March 2006 to April 2020.	—	9,669,764
	Total investments		$ 160,948,908

* Represents a party-in-interest at December 31, 2005.

See accompanying report of independent registered public accounting firm.

8

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2005

Identity of party involved	Description of investment	Purchase cost	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Individual transactions representing 5% of net assets at the beginning of the year:						
None						
Series of transactions representing 5% of net assets at the beginning of the year:						
* 304 Purchases	Potlatch Stock Fund	11,519,922	—	—	11,519,922	—
* 542 Sales	Potlatch Stock Fund	—	9,158,979	7,503,296	9,158,979	1,655,683

* Represents a party-in-interest at December 31, 2005.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

<u>Potlatch Forest Products Corporation Savings Plan</u>
<u>for Hourly Employees</u>

By: _____

Terry L. Carter, Controller
Potlatch Corporation

Date: May 30, 2006

10

13

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN
FOR HOURLY EMPLOYEES

Exhibit Index

	Exhibit
Consent of Independent Registered Public Accounting Firm	(23)

PAGE NO. 15

14



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Consent of Independent Registered Public Accounting Firm

Potlatch Forest Products Corporation, Plan Administrator
Potlatch Forest Products Corporation Savings Plan for
  Hourly Employees:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-17145 and 333-42808) on Form S-8 of Potlatch Corporation of our report dated May 10, 2006 with respect to the statements of net assets available for benefits of Potlatch Forest Products Corporation Savings Plan for Hourly Employees, formerly the Potlatch Corporation Savings Plan for Hourly Employees, as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions, which report appears in the December 31, 2005 annual report on Form 11-K of Potlatch Forest Products Corporation Savings Plan for Hourly Employees.

KPMG LLP

Portland, Oregon
May 30, 2006

Exhibit (23)